EXHIBITS 5.1, 8.1 & 23.1

[Letterhead of Thacher Proffitt & Wood LLP]

March 30, 2006

GS Mortgage Securities Corp.

85 Broad Street

New York, New York 10004

Opinion: Takedown

GS Mortgage Securities Corp.

Registration Statement on Form S-3, No. 333-127620
$698,422,000
Mortgage Pass-Through Certificates, Series 2006-S2
Prospectus Supplement, dated March 28, 2006

Ladies and Gentlemen:

We have acted as counsel to GS Mortgage Securities Corp., a Delaware corporation (the “Registrant”), in connection with the offer and sale of the securities described above (the “Certificates”).

In rendering this opinion letter, we have examined the documents described above and such other documents as we have deemed necessary. We have also assumed the execution, authentication, offer and sale of the Certificates pursuant to and in accordance with the related Pooling and Servicing Agreement, Prospectus Supplement and Underwriting Agreement. The opinion expressed herein with respect to enforceability is subject to general principles of equity and the effect of bankruptcy, insolvency, fraudulent conveyance and transfer and other similar laws of general applicability affecting the rights of creditors.

In rendering this opinion letter, we do not express any opinion concerning any laws other than the federal laws of the United States, including without limitation the Internal Revenue Code of 1986, as amended (the “Code”), and the provisions thereof applicable to a real estate mortgage investment conduit (“REMIC”), and the laws of the State of New York and, to the extent applicable, the State of Delaware. We do not express any opinion herein with respect to any matter not specifically addressed in the opinions expressed below.

The tax opinions set forth below are based upon the existing provisions of applicable law and regulations issued or proposed thereunder, published rulings and releases of applicable agencies or other governmental bodies and existing case law, any of which or the effect of any of which could change at any time. Any such changes may be retroactive in application and could modify the legal conclusions upon which such opinions are based. The opinions expressed herein are limited as described below, and we do not express any opinion on any other legal or income tax aspect of the transactions contemplated by the documents relating to the transaction.

Based upon and subject to the foregoing, it is our opinion that:

1.

The Certificates are legally and validly issued, enforceable under the laws of the State of New York in accordance with their terms, and are fully paid and non-assessable and entitled to the benefits of the related Pooling and Servicing Agreement.

2.

The descriptions of federal income tax consequences appearing under the heading “Federal Income Tax Consequences” in the related Prospectus Supplement, while not purporting to discuss all possible federal income tax consequences of investment in the securities to which those descriptions relate, are accurate with respect to those tax consequences which are discussed, and we hereby adopt and confirm those descriptions as our opinions.

We hereby consent to the filing of this opinion letter by the Registrant under a Current Report on Form 8-K.

Very truly yours,

/s/ Thacher Proffitt & Wood LLP